

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2025

Mark McCaffrey
Chief Financial Officer
GoDaddy Inc.
100 S. Mill Ave, Suite 1600
Tempe, AZ 85281

      Re: GoDaddy Inc.
          Form 10-K for the fiscal year ended December 31, 2024
          File No. 001-36904

Dear Mark McCaffrey:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Alan Denenberg